Exhibit 4.37

AMENDING AGREEMENT — SHARE PURCHASE AGREEMENT

     THIS AMENDING AGREEMENT — SHARE PURCHASE AGREEMENT dated with effect as of the 11th day of March, 2004.

B E T W E E N:

TELEGLOBE INC., a corporation incorporated pursuant to the laws of Canada

(hereinafter referred to as “TGO”),

OF THE FIRST PART

- and -

INTELSAT GLOBAL SALES & MARKETING LTD., a company incorporated pursuant to the laws of England and Wales

(hereinafter referred to as “Global”)

OF THE SECOND PART

WHEREAS:

A.	On May 15, 2002, TGO filed for creditor protection (the “Canadian Insolvency Proceedings”) under the Companies’ Creditors Arrangement Act (Canada) with the Ontario Superior Court of Justice.

B.	The parties hereto have entered into a Share Purchase Agreement dated as of the 21st day of August, 2002 (the “Instrument”).

C.	The share certificate(s) described in the Instrument representing certain ordinary shares of Intelsat, Ltd. (“Intelsat”), a Bermuda company, have been deposited with Ernst & Young Inc. (the “Escrow Agent”), a Canadian federal corporation, pursuant to an Escrow Agreement among TGO, Global and the Escrow Agent dated as of the 20th day of September, 2002 (the “Escrow Agreement”).

D.	In certain circumstances, the Instrument requires a determination of the value of the ordinary shares of Intelsat.

E.	Intelsat did not effect a Distribution (as defined in the Instrument) by December 31, 2003, and the Instrument provides for the appointment of a valuator to determine the value of the shares.

F.	Intelsat intends to make a distribution of its ordinary shares to the public and shall make the Initial Filing (as hereinafter defined) on March 12, 2004 or shortly thereafter.

G.	The parties hereto wish to change the method of valuation of the said ordinary shares for certain purposes under the Instrument and, accordingly, wish to amend the Instrument and the Escrow Agreement to provide that the value shall not be determined by an independent valuator but instead shall be an amount which is 10% less than the amount which is the 75th percentile of the range of the initial public offering price per share in the Initial Filing.

     NOW THEREFORE, in consideration of the premises and the sum of $1.00 now paid by each party hereto to the other party hereto (the receipt and sufficiency whereof is hereby acknowledged), it is hereby agreed and provided by the parties hereto as follows:

1.	Terms which are defined in the Instrument shall have the same meaning where used herein.

2.	The Instrument is hereby amended as follows:

(a)	by inserting the following at the end of the definition of “Agreed Value” in Section 1.1 of the Instrument:

[“; provided that, if on or before March 30, 2004] Intelsat has made the Initial Filing and the Second Court Approval has been obtained, then for the purposes of Section 3.3 “Agreed Value” in respect of the Ordinary Shares means the amount within the range of the initial public offering price per share set forth in the prospectus contained within the Initial Filing, determined by the following formula:

0.90 (0.25A + 0.75B);

where A is the low amount in the range; and

where B is the high amount in the range.

By way of illustration only, if A = 15 and B = 17, the Agreed Value would be calculated in the following steps:

Step One:	Multiply 0.25 by A, which equals 3.75;

Step Two:	Multiply 0.75 by B, which equals 12.75;

Step Three:	Add 3.75 and 12.75, which equals 16.50;

Step Four:	Multiply the result in Step Three, namely 16.50, by 0.90, which equals 14.85;”

(b)	by inserting the following after the definition of “Documents” in Section 1.1 of the Instrument:

""Effective Date” means the first Business Day following the date upon which (a) all rights of appeal from the Second Court Approval have expired and (b) all appeals, if any, from the Second Court Approval have been finally disposed of without modification to the Second Court Approval, or such earlier or later date as the parties hereto may agree;”

(c)	by replacing the definition of “Escrow Agreement” in Section 1.1 of the Instrument with the following:

""Escrow Agreement” means the agreement among TGO, Global and the Escrow Agent with respect to the Escrow Property, in the form attached hereto as Schedule B, as amended, supplemented, restated or replaced from time to time;”

(d)	by inserting the following after the definition of “Escrow Agreement” in Section 1.1 of the Instrument:

""Escrow Amendment” means the agreement among TGO, Global and the Escrow Agent to be entered into, amending the Escrow Agreement;”

(e)	by inserting the following after the definition of “Global Resale Amount” in Section 1.1 of the Instrument:

""Initial Filing” means the initial registration statement on Form F-1 relating to the initial public offering of Ordinary Shares filed after March 10, 2004 with the Securities and Exchange Commission of the United States that contains a range of the initial public offering price per share;”

(f)	by inserting the following after the definition of “Satellite Leases” in Section 1.1 of the Instrument:

""Second Court Approval” means an order issued by the Ontario Superior Court of Justice approving the Amending Agreement — Share Purchase Agreement between TGO and Global dated as of the 10th day of March, 2004 and the Escrow Amendment, in form and content satisfactory to TGO and Global (each acting reasonably);”

(g)	by inserting the following after the definition of “Terminated Leases” in Section 1.1 of the Instrument:

""this Agreement” means this Agreement as amended, supplemented, restated or replaced from time to time;”

(h)	by replacing Section 3.3 of the Instrument with the following:

“If on or before March 30, 2004 Intelsat has made the Initial Filing and the Second Court Approval has been obtained, the Escrow Agent shall, as promptly as practicable (but not before the Effective Date), once both the Initial Filing has been made and the Second Court Approval has been obtained, sell any Escrow

Property other than cash or Escrow Shares upon such terms, in such manner and at such times as the Escrow Agent may determine, and the Escrow Property shall be distributed and applied in the following descending order of priority, as promptly as practicable following such sale of all Escrow Property other than cash or Escrow Shares, if any, and the determination of the Agreed Value of the Ordinary Shares:

(1)	first, any cash shall be paid to Global in respect of the Global Resale Amount, but not to exceed the amount thereof at that time;

(2)	second, such number of Escrow Shares shall be transferred to Global which results from dividing (A) the Global Resale Amount at that time, after giving effect to the payment, if any, pursuant to clause (1) above, by (B) the Agreed Value of the Ordinary Shares; provided that neither TGO nor the Escrow Agent shall have any liability to Global for any portion of the Global Resale Amount which remains unsatisfied if the aforesaid quotient exceeds the number of Escrow Shares; and

(3)	third, subject to Article 4 hereof, if there is any remaining cash or if there are any Escrow Shares remaining after making the distributions referred to above, any remaining cash and Escrow Shares shall be transferred to TGO and all right, title and interest therein shall be deemed to have been released to TGO and shall be treated as a payment by Global to TGO as an addition to the Purchase Price.”

(i)	by replacing the preamble of Section 3.4 of the Instrument with the following:

“If as of March 30, 2004 Intelsat has not made the Initial Filing or the Second Court Approval has not been obtained, the Escrow Agent shall promptly (but not before the Effective Date) sell any Escrow Property other than cash or Escrow Shares upon such terms, in such manner and at such times as the Escrow Agent may determine, the Agreed Value of the Ordinary Shares shall be determined in accordance with Article 5 hereof and the Escrow Property shall be distributed and applied in the following descending order of priority, as promptly as practicable following such sale of all Escrow Property other than cash or Escrow Shares, if any, and the determination of the Agreed Value of the Ordinary Shares:”

(j)	by replacing Section 5.1 of the Instrument with the following:

“Global shall promptly make application for and shall diligently seek the Second Court Approval. If on or before March 30, 2004 Intelsat has made the Initial Filing and the Second Court Approval has been obtained, the Escrow Agent shall promptly (but not before the Effective Date) determine the Agreed Value and notify Global and TGO of the amount of such determination. If the determination of the Agreed Value is required pursuant to Section 3.4 or Section

3.5, Global and TGO shall appoint an independent valuator (the “Valuator”) to determine the Agreed Value for purposes of Section 3.3. If the determination of the Agreed Value is required pursuant to Section 3.4 hereof, the Valuator shall be appointed on or before April 16 2004. If the determination of the Agreed Value is required pursuant to Section 3.5 hereof, the Valuator shall be appointed on or before five (5) Business Days after the Liquidity Event.”

(k)	by replacing the first sentence of Section 5.3 with the following:

“The Valuator shall determine the Agreed Value as at the 30th day of November, 2003 if the requirement for such determination arises under Section 3.4, if applicable, or as at the date specified for such determination pursuant to Section 3.5 hereof, if applicable, based on financial information as of the date of determination, by taking into account all relevant factors (including business developments since such date).”

3.	The Escrow Agreement shall be amended by the Escrow Amendment to conform with the amendments herein contained, mutatis mutandis.

4.	TGO represents and warrants to Global as follows and acknowledges and confirms that Global is relying on such representations and warranties in entering into this Agreement:

(a)	subject to receipt of the Second Court Approval, TGO has full power, authority and legal right to enter into this Agreement and the Escrow Amendment and to do all such acts and things as are required to be done, observed and performed in accordance with the terms hereof and thereof.

5.	Global represents and warrants to TGO as follows and acknowledges and confirms that TGO is relying on such representations and warranties in entering into this Agreement:

(a)	Global is a company duly incorporated, organized and subsisting under the laws of its jurisdiction of incorporation, and has all necessary corporate power and has all requisite power and authority to own or lease its assets;

(b)	Global has full power, authority and legal right to enter into this Agreement and the Escrow Amendment and to do all such acts and things as are required to be done, observed and performed in accordance with the terms hereof and thereof;

(c)	each of this Agreement and the Escrow Amendment has been duly authorized, executed and delivered by Global, neither this Agreement nor the Escrow Amendment is not in contravention of or in conflict with the Memorandum or the Articles of Association of Global or any applicable law, rule, regulation, order or decree binding upon Global or to which any of its assets or properties are subject, neither this Agreement nor the Escrow Amendment constitutes a default under any agreement by which Global is bound or to which any of its assets or properties are subject, and each of this Agreement and the Escrow Agreement is a legal, valid and binding obligation of Global, enforceable against Global by TGO (to the extent TGO is a party thereto) in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the enforcement of rights of creditors generally and that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(d)	no action of, approval, authorization, consent or order of, and no designation, filing, further registration, qualification or recording with any governmental body is required to authorize or is otherwise required in connection with or for the execution, delivery or performance of Global of this Agreement or the Escrow Amendment, except as already obtained.

6.	The representations and warranties made in Sections 4 and 5 hereof shall survive the execution and delivery of this Agreement and the Escrow Amendment and shall continue in full force and effect thereafter.

7.	The Instrument as amended by this Agreement shall continue in full force and effect and is hereby ratified and confirmed.

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     IN WITNESS WHEREOF the parties have executed and delivered this Agreement.

TELEGLOBE INC.

Per:	/s/ John Brunette

Name: John Brunette
Title: CEO

INTELSAT GLOBAL SALES & MARKETING LTD.

Per:	/s/ John Stanton

Name: John Stanton
Title: President

     Ernst & Young Inc. in its capacity as Monitor under the Canadian Insolvency Proceedings hereby approves the Agreement set forth above.

     Dated this     11th    day of March, 2004.

ERNST & YOUNG INC.

Per:	/s/ Brian Denega

Name: Brian Denega
Title: Senior Vice President